UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number:   001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as  Exhibit 99.1  is a press release issued by Scorpio Tankers Inc. (the "Company") on April 8, 2010 reporting executive officers and director stock purchases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: April 8, 2010
By: /s/ Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 99.1

Scorpio Tankers Inc. Reports Executive Officers and Director Stock Purchases

MONACO--(Marketwire - April 8, 2010) - Scorpio Tankers Inc. (NYSE: STNG) has been advised that certain of its executive officers and a director have purchased an aggregate of 55,200 shares of the Company's common stock on the open market between the commencement of trading on the New York Stock Exchange on March 31, 2010 and today. Robert Bugbee (President), Cameron Mackey (Chief Operating Officer), and a director purchased 38,200 shares, 14,000 shares and 3,000 shares, respectively.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a newly formed provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns three double hull Panamax tankers, with an average age of 6.8 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Scorpio Tankers Inc.
212-542-1616